

Mailstop 3233

December 24, 2015

Via E-Mail
Steven R. Saltzman
Chief Financial Officer
Resource Real Estate Opportunity REIT, Inc.
1845 Walnut Street, 18th Floor
Philadelphia, PA 19103

> **Re:** **Resource Real Estate Opportunity REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 0-54369**

Dear Mr. Saltzman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters…

Distribution Information, page 40

1. We note your table on page 41 that discloses the sources of distributions paid includes amounts paid from dispositions and debt financing in the aggregate. In future Exchange Act periodic reports, to the extent there is any shortfall between distributions paid, including any amounts reinvested through the DRIP, and cash flow from operations or earnings, please separately quantify the source of any shortfall. Please further revise to specify the percentage coverage in your risk factor on page 8 related to dividend coverage.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, Modified Funds from Operations and Adjusted Funds from Operations, page 51

2.   We note that your calculation of FFO, and therefore your calculations of MFFO and AFFO, begin with Net loss attributable to common stockholders. In future periodic filings, please revise your presentation to clearly label the non-GAAP measure as "FFO attributable to common stockholders" or advise why such label is not appropriate. Also make similar revisions to properly label MFFO and AFFO.

Form 8-K filed June 9, 2015

3.   In future filings, please consider supplementing your disclosure regarding your NAV calculation to include an analysis of the relationship between the aggregate purchase price of your properties, as adjusted for related capital expenditures, and the value assigned to your properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney at 202.551.3799 or Jennifer Gowetski, Special Counsel at 202.551.3401 with any other questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Accounting Branch Chief
Office of Real Estate and
    Commodities